Filed Pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED JANUARY 6, 2022

TO OFFERING CIRCULAR DATED JULY 27, 2021

Legion Works, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with the Offering Circular dated July 27, 2021 (the “Offering Circular”) of Legion Works, Inc. (the “Company”). This Offering Circular is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available in its 2021 Semiannual Report filed on Form 1-SA, available HERE, and is hereby incorporated by reference herein.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce a change to the price to the public and the minimum investment amount.

Price; Minimum Investment

We have determined that the price to the public for each Unit will be $3.60. Each Unit consists of one (1) share of Voting Common Stock and one-half (1/2) Warrant exercisable for one-half (1/2) share of Voting Common Stock at $4.65.

The minimum investment in this offering is $1,080.00 or 300 Units, for investors investing in cash.

As of December 17, 2021, the Company received committed subscriptions for a total of 243,210 Units at the per Unit price of $3.00 since May 18, 2021, for total consideration of $729,630. The Company also has committed but not yet closed subscriptions in the amount of $57,108 in consideration for 19,036 Units. None of the warrants sold since May 18, 2021, have been exercised at their exercise price of $3.90.

Between July 16, 2020 (the date our offering was qualified) and May 17, 2021, the Company received committed subscriptions for a total of 3,919,549 Units at the per Unit price of $2.50 with an exercise price of $3.25 for the warrant. As of December 14, 2021, 1,180 warrants have been exercised for a total of $3,835.

Assuming all committed subscriptions close, and assuming the remaining 7,218,205 Units to be sold by the Company are sold at the per Unit price of $3.60, the Company would raise an additional $25,985,538 in gross proceeds from the sale of Units and $16,782,324.30 in gross proceeds from the exercise of the remaining Warrants at an exercise price of $4.65 per share of Voting Common Stock.